Disability Rider
Waiver of Monthly Deductions	In this rider, “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

This rider is made part of the policy and applies in lieu of any policy provisions to the contrary. This rider does not provide cash or loan values.

This Rider’s Benefit. We will waive the monthly deductions from the Policy Account, as described in the policy, when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider.

Total disability of the insured person must begin while this rider is in effect.

If total disability begins on or after the insured person’s fifth birthday and before the age 60 anniversary, we will waive all such deductions while total disability continues until the insured person reaches attained age 121.

If total disability begins at or after the age 60 anniversary, we will waive only such deductions due to be made before the age 65 anniversary while total disability continues.

In this rider, “age 60 anniversary” and “age 65 anniversary” mean the policy anniversaries nearest the insured person’s 60th and 65th birthdays, respectively.

During the first six months of total disability, we will take due monthly deductions from the Policy Account. If the policy goes into default during this period, we will require a payment for the amount specified in the “Grace Period” provision of the policy to keep it in force. Once total disability has lasted for at least six months, monthly deductions made from your Policy Account during total disability will be refunded as credits to your Policy Account as of the dates they were deducted. The value of your Policy Account will be determined as if such deductions had never been made. Monthly deductions that we waive will not be deducted from the policy proceeds.

While such deductions are being waived:

1.	You may not increase or decrease the Face Amount of Insurance; and

2.

Except for the waiver of monthly deductions, your Policy Account will continue to operate as if such monthly deductions were not being waived and insurance under your policy, including benefit riders, will remain in force, subject to the policy loan provision.

The Cost for this Rider. While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account. The monthly cost is a percentage of the total monthly deduction from the Policy Account, as described in the policy.

The percentage will be determined by us from time to time, based on the insured person’s sex, attained age and rating class. It will never be more than the percentage shown in the Table of Guaranteed Maximum Rates For Disability Waiver of Monthly Deductions in the “Policy Information” section of the policy. Any change in the cost of insurance percentage we use for this benefit will apply to all individuals of the same class as the insured person.

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What is Total Disability? Total disability means the insured person’s complete inability, because of accidental bodily injury or disease, to perform all of the substantial and material duties of his or her regular occupation for remuneration or profit. However, after 24 consecutive months of such disability, total disability will mean the insured person’s complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

We will also recognize the complete and irrecoverable loss of sight of both eyes, or the use of both hands or both feet, or of one hand and one foot as total disability. We will presume any such loss to be total disability even if the insured person engages in any occupation.

What is Not Covered? We will not waive monthly deductions:

1.	For a total disability that begins before the insured person’s fifth birthday, or that begins while this rider is not in effect; or

2.	If total disability results from:

a)	Intentionally self-inflicted injury; or

b)	Service in the armed forces of any country at war. “War” includes declared and undeclared war and resistance to armed aggression.

You Must Give Us Proof of Disability. Before we waive any monthly deductions, we must be given written notice of claim, and proof that total disability of the insured person has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, in no event, except in the absence of legal capacity, will we refund as a credit monthly deductions due more than one year prior to the date that proof is given to us.

We may require proof at reasonable intervals, but not more frequently than once every 30 days, that total disability continues. After total disability has continued for two years we will not require proof more than once a year. We will not require proof after the age 65 anniversary if monthly deductions have been waived for the five preceding years.

We may require examination of the insured person by our medical representatives at our expense as part of any proof of total disability.

We will not waive monthly deductions if proof is not furnished as required.

When This Rider Will Terminate. This rider will not be in effect:

1.	At and after the age 65 anniversary (except for benefits for disabilities which begin before the age 60 anniversary as described in this rider); or

2.	If the policy terminates.

You may terminate this rider by written request. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

A claim based on total disability that begins before termination of this rider will not be affected by the termination.

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When This Rider is Incontestable. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; or (b) the date as of which this rider becomes effective if added or restored after issue of the policy.

How This Rider Relates to the Policy. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and	Dave S. Hattem, Senior Executive Director, Secretary and
Chief Executive Officer]	Associate General Counsel]

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